UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Arc Logistics Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

03879N101
(CUSIP Number)

November 16, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	03879N101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Karman D. Parker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,088,076

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,088,076

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,088,076

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
G. P. & W., Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,088,076

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,088,076

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,088,076

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Center Terminal Company-Cleveland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,088,076

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,088,076

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,088,076

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gary Parker Marital Trust U/T/A September 16, 1983

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,088,076

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,088,076

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,088,076

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Karman D. Parker Revocable Trust U/T/A June 30, 2015

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,088,076

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,088,076

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,088,076

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1.

(a)	Name of Issuer: Arc Logistics Partners LP (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

725 Fifth Avenue, 19th Floor
New York, NY 10022

Item 2.

(a)	Name of Person Filing:

Karman D. Parker (“Ms. Parker”)
G. P. & W., Inc., a Missouri corporation (“GPW”)
Center Terminal Company-Cleveland, a Missouri corporation (“CTC”)
Gary Parker Marital Trust U/T/A September 16, 1983 (“Marital Trust”)
Karman D. Parker Revocable Trust U/T/A June 30, 2015 (“Revocable Trust”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if None, Residence:

The principal address of each of Ms. Parker, GPW, CTC, Marital Trust and Revocable Trust is:

600 Mason Ridge Center Drive
Second Floor
Saint Louis, Missouri 63141

(c)	Citizenship:	Incorporated by reference from Item 4 of the Cover Pages

(d)	Title and Class of Securities: Common Units

(e)	CUSIP No.:	03879N101

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

With respect to the beneficial ownership reported for the Reporting Persons, 200,000 common units of the Issuer are held by GPW and 888,076 common units of the Issuer are held by CTC. The Reporting Persons beneficially own all 1,088,076 common units based on the following: Ms. Parker is the sole trustee of the Revocable Trust, which owns 100% of the voting common stock of CTC, and the sole director of CTC.  Ms. Parker is the one of two trustees of the Marital Trust, which owns 100% of the common stock of GPW, but is the only trustee authorized to elect directors of GPW.  Ms. Parker is also the sole director of both GPW and CTC, and pursuant to Board resolutions for each company, Ms. Parker has sole authority to direct the vote or disposition of the common units of the Issuer.  GPW and CTC have an arrangement whereby they acted in concert in connection with acquiring the common units of the Issuer and will act in concert in any future voting or disposition matters.

(b)	Percent of Class: 5.6% based on 19,477,021 common units of the Issuer outstanding as of November 17, 2016

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Pages

(ii)	Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Pages

(iii)	Sole power to dispose or to direct the disposition of: Incorporated by reference from Item 7 of the Cover Pages

(iv)	Shared power to dispose or to direct the disposition of: Incorporated by reference from Item 8 of the Cover Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

See Exhibit 1 attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2016

KARMAN D. PARKER		GARY PARKER MARITAL TRUST U/T/A SEPTEMBER 16, 1983

/s/ Karman D. Parker		By:	/s/ Karman D. Parker
Name:	Karman D. Parker	Name:	Karman D. Parker
		Title:	Trustee

G. P. & W., INC.		KARMAN D. PARKER REVOCABLE TRUST U/T/A JUNE 30, 2015

By:	/s/ Karman D. Parker	By:	/s/ Karman D. Parker
Name:	Karman D. Parker	Name:	Karman D. Parker
Title:	Sole Director	Title:	Trustee

CENTER TERMINAL COMPANY-CLEVELAND

By:	/s/ Karman D. Parker
Name:	Karman D. Parker
Title:	Sole Director